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April 3, 2015

VIA EDGAR AND ELECTRONIC MAIL

Tiffany Piland Posil, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc. (“Biglari Holdings” or the “Company”)
Definitive Additional Materials on Schedule 14A
Filed March 25, 2015
File No. 000-8445

Dear Ms. Posil:

We acknowledge receipt of the letter of comment dated March 26, 2015 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Biglari Holdings and provide the following response on its behalf.  To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

1.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. We note the assertion on page 4 that Mr. Swenson’s intent in conducting a rights offering at Pro-Dex was to cause shareholders to suffer extreme dilution. Qualify this assertion as your belief in future filings, and provide supplemental support for this assertion with your response.

Biglari Holdings acknowledges the Staff’s comment that statements of opinion and belief must be clearly characterized as such.  Biglari Holdings believes, however, that the statement referenced in the Comment Letters is factually supported and does not represent an assertion of opinion or belief.  The referenced intent was Mr. Swenson’s intent to provide that he and one other director would have 100% of the oversubscription privilege of the rights offering, which would have resulted in the extreme dilution of shareholders.

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The Staff is invited to contact the undersigned with any comments or questions it may have.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

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